UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                         Silicon Valley Research, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  827068-20-6
                         ------------------------------
                                 (CUSIP Number)

  Dean Freed, 8005 SW Boeckman Road, Wilsonville, Oregon 97070 (503) 685-7000
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                               February 24, 1997
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 6

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 827068-20-6                                                Page 2 of 6

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mentor Graphics Corporation  93-0786033
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      SC, OO
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              627,451
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING               627,451
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      627,451
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.14%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                                                          2 of 6

Item 1.  Security and Issuer

     This Statement relates to shares of Common Stock ("Common Stock") of Silicon Valley Research, Inc., a corporation organized under the laws of California (the "Company"). The Company's principal executive offices are located at 6360 San Ignacio Avenue, San Jose, California 95119.

Item 2.  Identity and Background

     (a) This Statement is filed by Mentor Graphics Corporation, a corporation organized under the laws of Oregon whose business address is 8005 SW Boeckman Road, Wilsonville, Oregon 97070. Mentor Graphics's principal business is electronic design automation. During the past five years, Mentor Graphics has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (b) Jon A. Shirley is a Director and Chairman of the Board of Directors for Mentor Graphics. Mr. Shirley is a private investor. Mr. Shirley's home address is 2019 Evergreen Point Road, Bellevue, Washington 98004. Mr. Shirley is a citizen of the United States of America. During the past five years, Mr. Shirley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) Walden C. Rhines is a Director and the President and Chief Executive Officer of Mentor Graphics Corporation. Mr. Rhines' business address is 8005 SW Boeckman Road, Wilsonville, Oregon 97070. Mr. Rhines is a citizen of the United States of America. During the last five years, Mr. Rhines has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (d) Marsha B. Congdon is a Director of Mentor Graphics. Ms. Congdon is a private investor. Ms. Congdon's home address is 853 Cherry Lane, Manzanita, Oregon 97130. Ms. Congdon is a citizen of the United States of America. During the last five years, Ms. Congdon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) James R. Fiebiger is a Director of Mentor Graphics. Mr. Fiebiger is also Chairman of the Board and Managing Director of Thunderbird Technologies, Inc. Thunderbird's business address is 1000 Perimeter Park Drive, Suite G, Morrisville, North Carolina 27560. Mr. Fiebiger's business address is 1000 Perimeter Park Drive, Suite G, Morrisville, North Carolina 27560. Mr. Fiebiger is a citizen of the United States of America. During the last five years, Mr. Fiebiger has not been

                                                                          3 of 6
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) David A. Hodges is a Director of Mentor Graphics. Mr. Hodges is also a professor at the College of Engineering of the University of California at Berkeley. Mr. Hodges's business address is College of UC Berkeley, Engineering, 320 McLaughlin Hall, #1700, Berkeley California 94720- 1700. Mr. Hodges is a citizen of the United States of America. During the last five years, Mr. Hodges has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (g) Fontaine K. Richardson is a Director of Mentor Graphics. Mr. Richardson is also General Partner of Eastech Management Company, Inc. Eastech's corporate office address is 45 Milk Street, 4th Floor, Boston, Massachusetts 02109-5173. Mr. Richardson's business address is 45 Milk Street, 4th Floor, Boston, Massachusetts 02109-5173. Mr. Richardson is a citizen of the United States of America. During the last five years, Mr. Richardson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (h) Gregory K. Hinckley is Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mentor Graphics. Mr. Hinckley's business address is 8005 SW Boeckman Road, Wilsonville, Oregon 97070. Mr. Hinckley is a citizen of the United States of America. During the last five years, Mr. Hinckley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (i) G.M. "Ken" Bado is Senior Vice President, World Trade, of Mentor Graphics. Mr. Bado's business address is 8005 SW Boeckman Road, Wilsonville, Oregon 97070. Mr. Bado is a citizen of the United States of America. During the last five years, Mr. Bado has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (j) Glenn D. House, Sr. is Senior Vice President, Strategy and Product Operations of Mentor Graphics. Mr. House's business address is 8005 SW Boeckman Road, Wilsonville, Oregon 97070. Mr. House is a citizen of the United States of America. During the last five years, Mr. House has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order

                                                                          4 of 6
enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (k) Dean Freed is Vice President, General Counsel and Secretary of Mentor Graphics. Mr. Freed's business address is 8005 SW Boeckman Road, Wilsonville, Oregon 97070. Mr. Freed is a citizen of the United States of America. During the last five years, Mr. Freed has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (l) Richard Trebing is Corporate Controller and Chief Accounting Officer of Mentor Graphics. Mr. Trebing's business address is 8005 SW Boeckman Road, Wilsonville, Oregon 97070. Mr. Trebing is a citizen of the United States of America. During the last five years, Mr. Trebing has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Mentor Graphics acquired the Common Stock from the Company pursuant to a Settlement Agreement and Mutual Release entered with the Company relating to an action instituted by Mentor Graphics against the Company on December 12, 1994 in the Superior Court of the State of California, County of Santa Clara.

Item 4.  Purpose of Transaction

     Mentor Graphics acquired the shares of Common Stock indicated herein solely for investment purposes.

     While Mentor Graphics reserves the right to develop plans or proposals in the future with respect to the following items, at the present time Mentor Graphics has no plans or proposals that relate to or would result in any of the following:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (b) Sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (c) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (d) Any material change in the present capitalization or dividend policy of the Company;

     (e) Any other material change in the Company's business or corporate structure;

                                                                          5 of 6

     (f) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (g) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (i) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     Mentor Graphics is the beneficial owner of a total of 627,451 shares of Common Stock, representing approximately 5.14% of the issued and outstanding shares of Common Stock. Mentor Graphics has sole power to direct the voting and disposition of such shares. None of the individuals listed in Item 2 beneficially own shares of Common Stock.

     The percentage of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 12,211,470 shares of Common Stock outstanding as of the date of the transaction.

     Except as described in Item 3, during the past 60 days, neither Mentor Graphics nor any individual listed in Item 2 has engaged in any transactions in shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as otherwise described in this Statement, Mentor Graphics is not a party to any contract, arrangement, understanding or relationship with any other person with respect to shares of Common Stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

     None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 March 6, 1996                              DEAN FREED
---------------                             ------------------------------------
      Date                                  Dean Freed, Vice President

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